Exhibit 2.4

EUROGAS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Eurogas Corporation (“Eurogas” or the “Corporation”) is a Canadian-based company whose common shares currently trade on the Toronto Stock Exchange (“TSX”) under the symbol “EUG”. Eurogas is focused on creating long-term value through the development and acquisition of high-impact energy projects. The Corporation holds interests, both directly and indirectly, in the largest accumulation of producing oil and natural gas assets in Ontario, in the development of an offshore underground natural gas storage facility in Spain and, through a preferred share investment, in certain exploration and evaluation programs for oil and natural gas offshore of Tunisia. Prior to February 4, 2011, the Corporation’s common shares were trading on the TSX Venture Exchange.

This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of February 16, 2011, and provides an update on matters discussed in, and should be read in conjunction with the audited consolidated financial statements of the Corporation, including the notes thereto, as at and for the year ended December 31, 2010 (the “2010 Audited Consolidated Financial Statements”). All amounts are in Canadian dollars, unless otherwise specified. Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), unless otherwise specified. Unless otherwise specified, tabular dollar amounts are in thousands of dollars or thousands of units of measurement, expect for per unit amounts.

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

The Corporation’s consolidated financial statements are prepared in accordance with Canadian GAAP and are reported in Canadian dollars. The Corporation believes that important measures of operating performance include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies. Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of its business. While these measures are non-GAAP, they are common benchmarks in the oil and natural gas industry and are used by the Corporation as supplementary measures to net earnings and cash flows and assist management in the estimation of future cash flows.

  “Barrel of Oil Equivalent” or “Boe” is calculated at a barrel of oil conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf to 1 bbl), based on an energy equivalency conversion method which is primarily applicable at the burner tip and does not always represent a value equivalency at the wellhead.

  “Field Level Cash Flows” is calculated as revenues from oil and natural gas sales, less royalties, cost of sales and transportation costs. Field level cash flows contribute to the funding of the Corporation’s working capital, as well as to capital expenditure requirements for these activities. Field level cash flows also provide for repayment of amounts owing pursuant to the Corporation’s credit facility (see “Liquidity and Capital Resources”).

  “Field Netbacks” refers to field level cash flows expressed on a measurement unit or barrel of oil equivalent basis.

  “Proved Reserves” are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

  “Probable Reserves” are those additional reserves that are less than certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

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  “Reserve Life Index” is determined by dividing proved reserves by expected annual production. For greater certainty, the reserve life index includes only proved reserves and does not include probable or possible reserves.

SIGNIFICANT PROJECTS

Dundee Energy Limited Partnership and the Lake Erie Assets
On June 29, 2010, Dundee Energy Limited Partnership (“DELP”), a wholly-owned limited partnership of the Corporation, acquired a 95% working interest in 65,000 acres of onshore oil properties and a 65% working interest in 902,000 acres of offshore gas properties (the “Acquisition”), all located in and around Lake Erie in Ontario, Canada (the “Lake Erie Assets”). As part of the Acquisition and through the Corporation’s investment in DELP, the Corporation acquired a 65% ownership interest in certain other assets including an offshore fleet of drilling and completion barges, four gas plants and two compressor stations located onshore, and a 100% interest in four onshore oil facilities. The Acquisition also provides for ownership or licensing of 14,680 km of 2-D seismic and 431 km 2 of 3-D seismic.

At the date of the Acquisition, net production volumes from these assets were estimated to be 706 barrels per day (“bpd”) of 42o API oil and condensate as well as 11.6 million cubic feet per day (“MMcf/d”) of natural gas. Combined, this production is expected to generate approximately $25 million of estimated cash flows per annum.

Management, together with independent qualified reserves evaluators and engineers estimated proved reserves of 63 billion cubic feet of gas with a reserve life index of 16.3 years as well as 1.8 million barrels of oil with a reserve life index of 6.9 years at the date of Acquisition. These reserves supply the Corporation with a stable foundation of high netback production with low risk development potential.

The Acquisition further provides the Corporation with potential growth opportunities, including a significant number of development drilling locations, as well as opportunities for well re-completions and the optimization of the existing infrastructure system. Importantly, the Acquisition has provided the Corporation with the potential for the development of gas storage reservoirs, the feasibility of which will require further evaluation.

Castor UGS Limited Partnership and the Castor Project
The Corporation is involved in the conversion of the abandoned Amposta oil field, located off the eastern Mediterranean coast of Spain, to a natural gas storage facility (the “Castor Project”). The Corporation’s 73.7% owned subsidiary, Castor UGS Limited Partnership (“CLP”), holds a 33.33% interest in the Castor Project through its investment in Escal UGS S.L. (“Escal”), a Spanish corporation and the owner of the related development concession, providing the Corporation with an effective 24.6% interest. The Corporation currently accounts for its indirect investment in Escal on an equity basis.

On June 15, 2008, the exploration permit relating to the Castor Project was replaced by a development concession (the “Development Concession”), which allows Escal to construct and utilize the Castor Project. The Castor Project will utilize the abandoned Cretaceous aged carbonate Amposta reservoir for gas storage at an estimated cost of approximately €1.5 billion, with gas injection scheduled to begin in 2012. The Castor Project consists of an underground gas storage reservoir that lies at a depth of 1,800 metres, approximately 21 kilometres off the east coast of Spain in the Mediterranean Sea, two offshore platforms for 13 wells and processing facilities, an onshore compression and processing plant located in the municipality of Vinaroz and an adjoining 30-inch pipeline. The Castor Project was categorized as “A Urgent” in Spain’s Energy Infrastructure Plan in 2006 and is one of the first underground gas storage projects intended to be developed under Spain’s current energy regulatory regime. Strategically located in a high demand region, it will contribute approximately 25% to Spain’s gas storage capacity.

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The Castor Project’s anticipated significant working gas storage capacity of at least 1.3 billion cubic metres is expected to provide a reserve for seasonal and extraordinary peak demands, as well as the ability to respond to normal daily peak demands. The project’s anticipated high delivery rate of 25 million cubic metres per day will contribute strategic storage and reliability of supply to industrial and domestic customers in Spain.

Reserves
The Castor Project’s activities are limited to the conversion of the abandoned Amposta oil field to a natural gas storage facility. Accordingly, the Corporation has not prepared a Statement of Reserves Data as outlined by NI 51-101 – Statement of Disclosure for Oil and Gas Activities in respect of the Castor Project.

Eurogas International Inc.
The Corporation holds a $32,150,000 preferred share interest (the “Preferred Shares”) in Eurogas International Inc. (“Eurogas International”). The Preferred Shares rank in priority to the common shares of Eurogas International as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of Eurogas International and entitle the Corporation, as the holder thereof, to a fixed preferential cumulative dividend at the rate of 4% per annum. The Preferred Shares may be redeemed, at the option of either Eurogas International or the Corporation, at any time, at a price equal to their face value of $32.15 million plus accrued and unpaid dividends.

The Corporation has indicated to Eurogas International that it does not intend to exercise its redemption entitlement until December 2011. In August 2009, the Corporation approved a request by Eurogas International to defer entitlement to payment of the cumulative 4% cash dividends payable on the Preferred Shares and entitlement to receive payment once such dividends are declared, until December 31, 2011. The Corporation may, if requested by Eurogas International, reinvest any cash received in respect to dividend payments into common shares of Eurogas International, subject to regulatory approval.

Although the Corporation’s investment in Eurogas International is strictly limited to the Preferred Shares and the Corporation does not hold any common shares in Eurogas International, the terms of the Corporation’s Preferred Share investment requires the consolidation of the accounts of Eurogas International as it is considered a variable interest entity pursuant to Canadian GAAP. However, the nature of the Corporation’s investment limits the value of the Corporation’s interest in Eurogas International to no more than the face value of the Preferred Shares and any accrued dividends thereon.

On January 18, 2011, Eurogas International announced that, together with its joint venture partner, Atlas Petroleum Exploration Worldwide Ltd. (“APEX”), it had declared a condition of a Force Majeure with respect to the Sfax Permit and the related Ras-El-Besh concession. Eurogas International and APEX believe that the current political uncertainty and civil unrest in Tunisia, which have resulted in the collapse of the government, a declaration of a state of emergency and serious civil disturbance, adversely affects their ability to continue their exploration and evaluation activities in Tunisia. Eurogas International believes that the declaration of a Force Majeure will allow Eurogas International and APEX to temporarily suspend their activities while the conditions resulting in the Force Majeure continue.

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CONSOLIDATED NET EARNINGS

In 2010, the Corporation incurred a net loss of $3.8 million, or $0.02 per share, compared with a net loss of $3.2 million, or $0.02 per share in 2009. Following the Acquisition completed in June 2010, the Corporation began generating revenues from, and incurring expenses related to production activities on the Lake Erie Assets. As such, the nature of the Corporation’s operations have changed significantly, impacting the various components of net earnings compared with those of the prior year, where the Corporation’s activities were limited to exploration and development on its Spanish and Tunisian interests.

A summary of the Corporation’s net loss from its various operating subsidiaries is summarized below.

For the years ended December 31,	2010	2009
Dundee Energy Limited Partnership	$(1,247)	$-
Castor UGS Limited Partnership	(471)	(823)
Eurogas International Inc.	(948)	(2,589)
Corporate activities	(1,109)	254
Net loss for the year	$(3,775)	$(3,158)

LAKE ERIE ASSETS

The Acquisition
The purchase price under the terms of the purchase and sale agreement providing for the Acquisition of the Lake Erie Assets was $131 million. Offsetting the purchase price, and in accordance with the terms of the purchase and sale agreement, the Corporation received $7.4 million from the vendor of the Lake Erie Assets, representing net earnings from the assets for the period from March 1, 2010, the effective date of the agreement, through to June 29, 2010. The proceeds were applied to reduce the aggregate purchase price. Transaction costs of $3.1 million are comprised of legal and advisory costs associated with the transaction. In addition, the Corporation paid $1.3 million in interest relating to the transition period between March 1, 2010 and June 29, 2010, and it funded capital expenditures during the transition period of $1.9 million. On closing of the Acquisition, the Corporation assumed inventory, prepaids and other amounts of $1.8 million.

Composition of the Purchase Price
Initial purchase price	$131,000
Net earnings from March 1, 2010 to June 29, 2010	(7,422)
123,578
Interest	1,336
Transaction costs	3,117
Capital expenditures	1,928
Inventory, prepaids and other	1,766
$131,725

The Corporation accounted for its Acquisition of the Lake Erie Assets as an asset acquisition. Accordingly, the Corporation completed an analysis that allocated the aggregate purchase price to the various net assets acquired based on management’s assessment of their underlying fair values. In completing its assessment, management allocated fair value to the tangible assets acquired using third-party independent assessments, including insurance and governmental appraisals where available and otherwise estimated fair value based on an assessment of replacement value. The difference between the fair value assigned to the tangible assets acquired and the aggregate purchase price was classified as oil and natural gas rights.

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The allocation of the aggregate purchase price based on the fair value of the net assets acquired, as determined by management, is summarized below. The Corporation anticipates that there may be further adjustments to the aggregate purchase price and the allocation to the net assets acquired as it completes its assessment of the transition period amounts which were provided solely by the vendors. The transition period adjustments, which are not expected to be material, will be completed by June 29, 2011.

Allocation of the Purchase Price to Net Assets Acquired
Property, plant and equipment
Oil and natural gas rights	$96,084
Land rights on undeveloped property	821
Pipeline infrastructure	23,408
Machinery and equipment, including rigs, barges and vessels	20,174
Land and buildings	4,525
Office equipment, computer hardware and software	5
Spare parts inventory	862
Work in progress	1,410
Prepaid	751
Inventory	758
Investment in Lake Erie Limited Partnership	300
Accounts receivable	150
149,248
Asset retirement obligation	(17,038)
Future income tax liability	(485)
$131,725

Approximately $67.8 million of the purchase price was funded using the Corporation’s working capital. The remaining $63.9 million of the purchase price was provided by drawing against an $80 million credit facility, which was made available directly to DELP by a banking syndicate. Costs associated with establishing this credit facility, including arrangement fees and initial draw-down fees, adversely impacted overall operating results from the Lake Erie Assets, and contributed to a net operating loss of $1.2 million since completion of the Acquisition.

Production and Operating Performance
In accordance with Canadian industry practice, production volumes, reserve volumes and oil and gas sales are reported on a working interest or “net” basis, before deduction of royalties. The Corporation’s operating performance is dependent on production volumes of oil, natural gas and natural gas liquids and the prices received for this production. Prices for these commodities may vary significantly and are determined by supply and demand factors, weather, general economic conditions and changes in foreign exchange rates.

Production
	Average Production Volumes
	Quarter ended	Quarter ended	Average
	30-Sep-10	31-Dec-10	since Acquisition
Natural gas (Mcf/d)	10,453	10,417	10,435
Oil (bbls/d)	683	669	669
Liquids (bbls/d)	15	22	19

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Production levels were approximately 8% below estimated production at the time of the Acquisition. Subsequent to the Acquisition, the Corporation began a process of well optimization. In addition, the Corporation completed a major turnaround at its Morpeth gas plant, installed a new compressor at the Port Maitland gas plant, and completed a program of pipeline repairs, replacements and line looping that affected production at its Nanticoke compressor station. In addition, the Corporation experienced other unplanned outages in the third quarter of 2010, primarily from storm related incidents.

Natural declines in production were partially offset by the results of well workovers. As part of its 2011 work program (see below), the Corporation expects to spend approximately $7 million to increase future production and recovery of oil and natural gas.

Oil and Gas Sales
Revenues from oil and natural gas sales totalled $19.5 million in the six months since completion of the Acquisition.

	Quarter ended		Quarter ended		Total
	30-Sep-10		31-Dec-10		since Acquisition
		Realized		Realized		Realized
	Revenue	Price/unit	Revenue	Price/unit	Revenue	Price/unit
Natural gas (Mcf)	$4,881	$5.08	$4,309	$4.50	$9,190	$4.79
Oil (bbls)	4,799	76.38	5,342	86.82	10,141	82.38
Liquids (bbls)	72	50.75	117	58.18	189	55.11
Total	$9,752	n/a	$9,768	n/a	$19,520	n/a

Natural gas sales currently represents 72% of the overall volume on a boe basis and generates 48% of total revenues. Revenues were adversely affected by North American natural gas prices which, as a result of excess supply, have continued to decline throughout the second half of 2010. Global natural gas working inventories at the end of 2010 remain near the record highs set in December 2009. The Corporation realized an average price of $4.79/Mcf, representing a positive basis differential from the Nymex price of US$4.30/Mcf due to the Corporation’s proximity to the Dawn hub, which is located in southwestern Ontario. The Dawn hub is a leading provider of natural gas supply to the greater Toronto market area.

Oil currently represents 28% of the overall production volume on a boe basis and generates 52% of total revenues. During the six months since the Acquisition, the Corporation realized an average price of $82.38/bbl. While world oil consumption grew in 2010, significant uncertainties in world markets continue to cause substantial volatility in the price of oil. Sales revenues are either received in US currency or are closely referenced to the US dollar. The Corporation converts these revenues into Canadian dollars for reporting purposes.

	Average prices during the six months ended December 31, 2010
	US$	CDN$
Benchmark prices
Oil
West Texas Intermediate (WTI)	80.61	83.68
Edmonton Par	n/a	77.86
Natural Gas
Dawn Hub	4.46	4.63
Nymex Henry Hub	4.30	4.46

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Price Risk Management
The Corporation may, from time to time, enter into fixed price contracts and derivative financial instruments for the purpose of protecting its oil and natural gas revenue from the volatility of oil and natural gas prices and volatility in Canadian to US foreign exchange rates. These price risk management strategies assist the Corporation in securing a more stable amount of cash flow to protect a desired level of capital spending and for debt management. The following is a summary of commodity contracts entered into by the Corporation as of December 31, 2010. The Corporation’s risk management strategy includes a foreign exchange component, as fixed prices are set in Canadian dollars. At December 31, 2010, the Corporation’s commodity swaps resulted in a mark to market loss of $0.5 million.

			Rate / Strike
Contract	Term	Average Volume	C$/bbl
NYMEX oil swaps	Jan - Dec 2011	100 bbls/d	89.29
NYMEX oil swaps	Jan - Dec 2011	100 bbls/d	89.60
NYMEX oil swaps	Jan - Dec 2011	100 bbls/d	90.00

Subsequent to December 31, 2010, the Corporation entered into a commodity swap on an additional 50 bbls per day of oil from February 1, 2011 to December 31, 2011, at a fixed price in Canadian dollars of $95.00/bbl. It also entered into a commodity swap on 6.5 million British thermal units (“btu”) per day of natural gas from June 1, 2011 to February 28, 2012, at a fixed price in Canadian dollars of $4.66/MMbtu. With these additional risk management contracts, the Corporation has hedged approximately 50% of its oil production and 60% of its natural gas production.

Oil and Gas Expenses

Royalties
The Corporation recorded a royalty expense of $3.0 million on oil and natural gas sales. Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The Corporation’s average royalty rate represents approximately 16% of oil and natural gas sales.

	Quarter ended			Quarter ended			Total
	30-Sep-10			31-Dec-10			since Acquisition
			Royalties			Royalties			Royalties
		Royalty	as a % of		Royalty	as a % of		Royalty	as a % of
	Revenue	Payment	Revenues	Revenue	Payment	Revenues	Revenue	Payment	Revenues
Natural gas	$4,881	$766	16%	$4,309	$664	15%	$9,190	$1,430	16%
Oil	4,799	795	17%	5,342	783	15%	10,141	1,578	16%
Liquids	72	12	17%	117	20	17%	189	32	17%
Total	9,752	1,573	16%	9,768	1,467	15%	19,520	3,040	16%

Cost of Sales and Transportation Costs
Cost of sales and transportation costs were $5.7 million since the Acquisition as outlined below.

	Quarter ended		Quarter ended		Total
	30-Sep-10		31-Dec-10		since Acquisition
	Oil and Liquids	Natural Gas	Oil and Liquids	Natural Gas
Cost of sales	$986	$1,616	$1,344	$1,414	$5,360
Transportation costs	129	62	136	32	359
	$1,115	$1,678	$1,480	$1,446	$5,719

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Depreciation, Depletion and Accretion
Depreciation and depletion of property, plant and equipment and accretion of the asset retirement obligations were $7.3 million since the Acquisition. Capitalized costs relating to the oil and natural gas rights acquired are adjusted for estimated future maintenance capital to be incurred in developing such proved reserves, and are depleted over proved reserves using the unit of production method. The Corporation expects to update depletion rates annually, unless there is a material change in circumstances.

Depletion	$5,143
Depreciation	1,543
Accretion	624
$7,310

Other Measures of Operating Performance

Field Level Cash Flows
Since the Acquisition, field level cash flows generated from the Lake Erie Assets were $10.8 million. The calculation of field level cash flows is summarized below:

Oil and gas sales	$19,520
Royalties	(3,040)
Cost of sales	(5,360)
Transportation	(359)
Field level cash flows	$10,761

Field Netbacks
Field netbacks represent the unit revenues and unit costs on a bbl or Mcf basis for items related to field level cash flows. Since the Acquisition, field netbacks were $48.49 per bbl for oil and natural gas liquids and $2.42 per Mcf for natural gas.

	Oil and Liquids	Natural Gas
	(bbls)	(Mcf)
Total sales	$81.64	$4.79
Royalty expense	(12.73)	(0.74)
Cost of sales and transportation costs	(20.42)	(1.63)
Field netbacks	$48.49	$2.42

Capital Expenditures
Since the Acquisition, the Corporation has incurred capital expenditures on the Lake Erie Assets of $3.8 million.

Facilities	$1,836
Workovers	809
Equipment and software purchases	476
Spare parts inventory	629
Land acquisitions	15
$3,765

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Capital expenditures of $1.8 million incurred in respect of facilities include the new compressor at the Corporation’s Port Maitland gas plant, which is expected to increase gas production, as well as pipeline replacements and upgrades throughout the field. A further $0.8 million of capital expenditures were incurred on existing well workovers and are expected to increase production in the future. The Corporation also increased its supply inventory by approximately $0.6 million in anticipation of its 2011 work program.

Reserves
The Corporation retained AJM Petroleum Consultants (“AJM”), an independent qualified reserve evaluator to prepare a report on the Corporation’s working interest of its oil and natural gas reserves in southern Ontario. The Corporation has a Corporate Governance and Reserves Committee which oversees the selection, qualifications and reporting procedures of the independent engineering consultants. Reserves at December 31, 2010 were determined using the guidelines and definitions set out under National Instrument 51-101. At December 31, 2010, the proved and probable reserves in southern Ontario have decreased to 14,644 million boe (“Mboe”) from an estimated opening reserve balance of 15,287 mboe at the time of the Acquisition of the Lake Erie Assets. The following table outlines the change in the Corporation’s reserves since the reserves estimate completed on June 30, 2010.

			Natural gas		NPV @ 10%
	Natural Gas	Oil	liquids	Total	Before tax
	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)	NPV per boe
Proved Reserves
Estimated, June 30, 2010	62,657	1,791	59	12,293	$174,121	$14.16
Revisions	(1,026)	10	(9)	(170)
Production	(1,920)	(123)	(3)	(447)
Closing balance, December 31, 2010	59,711	1,678	47	11,676	$145,071	$12.42
Probable Reserves
Estimated, June 30, 2010	13,526	717	23	2,994	$36,574	$12.22
Revisions	(63)	(9)	(5)	(25)
Closing balance, December 31, 2010	13,463	708	18	2,969	$36,574	$12.32
Total proved and probable	73,173	2,386	64	14,645	$181,645	$12.40
Percentage decrease in reserve	4%	5%	21%	4%

At the date of the Acquisition, the Corporation estimated the reserve life index for natural gas and oil at 16.3 years and 6.9 years, respectively. As at December 31, 2010, the reserve life index for natural gas had decreased to 15.5 years, while the reserve life index for oil increased to 7.1 years.

The following table outlines AJM’s forecasted future prices for each of oil and natural gas. These forecasts form the basis for AJM’s evaluation of the Corporation’s reserves at December 31, 2010 as outlined above.

		Oil	Natural Gas
		Edmonton Par
		(delivered to Sarnia, ON)	Union Parkway
Reserve Prices	Year	CDN$ / bbl	CDN$ / Mcf
	2011	86.45	5.30
	2012	92.45	5.80
	2013	97.70	6.40
	2014	101.80	6.70
	2015	109.45	6.95
Average five year forecast		97.57	6.23

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Asset Retirement Obligation
In connection with the Acquisition, the Corporation recognized a liability representing the expected cash flows required to settle future asset retirement obligations. The discounted amount of these obligations was estimated at $17.0 million. Over time, the liability will be accreted for the change in its present value and the initial capitalized costs will be depleted on the same basis as other costs associated with the Corporation’s oil and natural gas rights. The Corporation anticipates that approximately $1.0 million will be spent on abandonment and reclamation expenditures during 2011.

The 2011 Work Program
The Corporation’s planned 2011 work program in respect of the Lake Erie Assets is estimated at $8.9 million on a net basis and includes approximately $5.1 million for onshore projects and a further $3.8 million for offshore projects.

The 2011 onshore work program is designed to achieve the Corporation’s short-term and long-term objectives in respect of its oil developments. Optimizing production in the short-term involves 12 workovers in existing wellbores at a cost of approximately $1.4 million, as well as the drilling of four infill wells at a cost of $2.6 million that is expected to increase production and recovery of oil from these reservoirs. Included in the 2011 onshore program is the acquisition of a large $0.8 million 3-D seismic program over undrilled lands. This expenditure is expected to provide data to design the Corporation’s planned drilling program for 2012, enabling it to progress towards its long-term objective of finding, developing and producing new oil reserves. In order to meet regulatory requirements, funds to abandon and reclaim four wellbores at a cost of $0.3 million are included in the 2011 onshore work program.

The Corporation’s 2011 offshore work program includes the planned drilling of three wells at a net cost of $1.5 million. Drilling activity is expected to add natural gas reserves and maintain production near its current level. Costs for well optimization activities are estimated at $0.6 million and include four workovers, six artificial gas lifts and the installation of several electronic monitors that emit flow data from wellheads on the bottom of the lake. The Corporation has implemented a program to replace aging pipelines and estimates annual expenditures of $0.7 million. The 2011 work program also includes an aggressive 15-well abandonment plan at a cost of $0.7 million. The plan, which has been approved by the Ministry of Natural Resources, will reduce the total number of shut in wells by 20%.

Offshore drilling, completion and workover activities are undertaken with the Corporation’s fleet of barges, a jack-up rig and supply boats, all of which are 65% owned and were acquired by DELP as part of the Acquisition of the Lake Erie Assets. The 2011 work program includes a cost of $0.3 million towards the cost of upgrading the Time Saver II jack-up rig and the J.R. Rouble fracturing barge, as well as annual maintenance programs to ensure the integrity of the vessels.

CASTOR UNDERGROUND GAS STORAGE PROJECT

Escal was granted the Castor Exploration Permit, which covers the abandoned Amposta oil field, the first offshore oil field discovered in the Spanish Mediterranean area, which will be utilized by Escal for its Castor Project. On June 15, 2008, the exploration permit was replaced by a development concession (the “Development Concession”), allowing Escal to construct and utilize the Castor Project. Upon completion, the Castor Project and facility will become a regulated utility, forming a crucial element of Spain’s energy infrastructure.

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CLP has entered into agreements with ACS Servicios Communicacions y Energia S.L. (“ACS”), the largest construction group in Spain and with Enagas, S.A., (“Enagas”), Spain’s top natural gas transportation company, the technical manager of the Spanish gas system and common carrier for the high pressure gas network in Spain. ACS currently holds a 66.67% interest in Escal. These agreements provide that no later than at the start-up of the Castor Project, ACS will sell and Enagas will buy 50% of ACS’ interest in Escal on a pre-established pricing formula at which point CLP, ACS and Enagas will each own 33.33% of the equity of Escal. In addition, and for a period of 180 days after start-up of the Castor Project, CLP may sell part or all of its shares in Escal to ACS and/or Enagas on essentially the same terms and conditions, including the pre-established pricing formula, as are offered to Enagas. The agreement with ACS also provides that ACS will be responsible for all project financing through the construction phase, and until commissioning of the Castor Project.

The estimated cost of the Castor Project is €1.5 billion, including financing costs during the construction period. On July 22, 2010, Escal successfully completed a €1.3 billion project financing arrangement with a syndicate of banks to support the cost of the Castor Project (see “Liquidity and Capital Resources – Spain”). In accordance with the agreements between CLP and ACS, the balance of the funding required for the construction phase of the Castor Project will be borne by ACS. Notwithstanding any funding being provided by ACS, CLP will be entitled to 33.33% of all distributions from Escal. During 2010, the Company incurred transaction costs of $0.5 million relating to the successful completion of the financing arrangement. The amounts incurred were capitalized to the carrying value of the Corporation’s investment in Escal.

During 2010, Escal issued shares from treasury with a par value of €7,000. In order to maintain its 33.33% interest, CLP subscribed for one third of the newly issued par value shares at an aggregate cost of €2,000 (Cdn$3,000). In order to meet the equity ratios as required by the project financing, ACS also contributed an issuance premium of €20.4 million and issued €5.5 million in subordinated loans. CLP has not recognized the benefit of its 33.33% interest in the issuance premium and in the subordinated loans as the realization and measurement is subject to a number of risks and uncertainties, including but not limited to, execution risk associated with the construction of the project, the availability and terms of future financing arrangements and the 50-year life span of the project.

Regulator and Remuneration Regime
Remuneration for underground gas storage includes three components: repayment of capital, return on investment and payment for operating and maintenance expenses. The capital cost of the project is returned in equal payments over the useful life of the asset, which is set at 10 years for all facilities except for the cushion gas, which is set at 20 years. A provisional remuneration regime may be implemented for the period between the granting of the Development Concession and the start-up of the facility, which would provide early cash flow. At the end of the useful life, the “cost of extension of useful life” payment commences at half the rate that was paid in the last year of the useful life and continues for the remaining period of the Development Concession (30 years plus two extensions of 10 years each).

Return on investment is based on the net investment multiplied by the remuneration rate. The remuneration rate is equal to the Spanish government’s 10-year bond rate plus 3.5% and is set for the full useful life of the facility. As with repayment of capital, at the end of the useful life, the “cost of extension of useful life” payment will commence at half the rate that was paid in the last year of useful life and continues for the remaining period of the Development Concession. Payment for operating and maintenance includes both a fixed component and a variable component and is designed to cover actual operating and maintenance costs.

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Onshore Site
During 2010 the project construction and development, including the well drilling program, continued to advance. The routing of the subsea pipeline from the shore to the site of the onshore facilities has been established and the necessary right of ways were granted as part of the Administrative Authorization Permit received in June 2010.

PREFERRED SHARE INTEREST IN EUROGAS INTERNATIONAL INC.

Eurogas International entered into a joint operating agreement with APEX to undertake exploration, evaluation and extraction operations pursuant to the working interest awarded to them in the Sfax Permit. APEX is the operating partner in the joint venture arrangement and owns 55%, while Eurogas International’s position is 45%.

During 2010, an aggregate of $3.4 million (2009 - $3.6 million) was capitalized by Eurogas International to deferred exploration costs. In addition, Eurogas International settled previously announced arbitration proceedings with Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited (collectively “Seawolf”) for US$12 million, to be received over an 18 month period. The settlement is secured by a bank guarantee from a recognized international bank. During 2010, Eurogas International received cash of $2.1 million (US$2.1 million) and recognized further amounts receivable of $1.5 million (US$1.5 million), as its share of the expected settlement proceeds. Approximately $3.1 million of the proceeds were applied to reduce the carrying amount of deferred exploration costs, with the balance applied to reduce legal expenses previously funded by Eurogas International on behalf of its joint venture partners.

In 2009, Eurogas International received a two-year extension from the Tunisian Hydrocarbon Committee, which extends the primary term of the Sfax Permit to December 8, 2011. As a condition of the extension, Eurogas International is committed to drilling one new exploration well during the extension period. The actual cost for the exploration well will depend on the selection of the prospect and location within the Sfax Permit. Eurogas International has also committed to complete the abandonment and reclamation of the REB-3 well, which was drilled in 2008. The cost of abandoning the REB-3 well is dependent on the type of rig that will be used and on the costs of mobilizing and demobilizing the rig. The estimated budget for the Sfax Permit and the associated Ras-El-Besh concession during 2011, including these two commitments, is US$25 million, of which Eurogas International is responsible for its net share of US$8.1 million.

In the event that Eurogas International does not complete its work commitments as outlined in the terms of the extension, a compensatory payment of up to US$12 million (net US$5.4 million to Eurogas International) will be payable to the Tunisian regulatory bodies, less any amounts incurred by the joint venture in respect of the completion of its obligations.

Additional information regarding Eurogas International may be accessed at www.eurogasinternational.com.

RESULTS OF OPERATIONS

Year ended December 31, 2010 compared with the year ended December 31, 2009
The Corporation’s activities in respect of the Castor Project and Eurogas International’s activities in Tunisia are in the development, exploration and evaluation stage and therefore, no operating revenues are currently generated from these activities.

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During 2010, the Corporation earned revenues of $16.8 million compared with revenues of $1.5 million earned in the prior year. Current year revenues include $16.5 million earned from oil and gas sales, net of royalties, following the Acquisition of the Lake Erie Assets on June 29, 2010 (see “Lake Erie Assets”). Excluding the operating results from the Acquisition, the Corporation’s interest and other revenue decreased to $0.4 million in 2010, primarily reflecting lower levels of cash and short term investments compared to the prior year.

Costs associated with the production and sale of oil and gas include all costs incurred to operate and maintain wells and related equipment and facilities, including direct labour costs, costs associated with repairs and maintenance, and costs for materials, fuel or other forms of energy consumed and supplies utilized in these operations. Cost of sales since the Acquisition on June 29, 2010 were $5.4 million. In addition, the Corporation incurred transportation costs related to these sales of $0.4 million.

During 2010, the Corporation incurred general and administrative expenses of $5.5 million, an increase of $1.6 million over $3.9 million of general and administrative expenses incurred during 2009. The Acquisition increased general and administrative costs by $2.0 million, partially offsetting a $0.4 million decrease in other general and administrative costs.

Depreciation, depletion and accretion expense during 2010 was $7.3 million compared with $0.6 million incurred in 2009. Included in these costs is $5.1 million of depletion associated with the oil and gas rights acquired as part of the Acquisition, $1.6 million of depreciation on tangible assets included in property, plant and equipment and $0.6 million of accretion relating to asset retirement obligations. On a consolidated basis, the effect of these increases is partially offset by a $0.5 million decrease in depreciation expense related to its mobile offshore production unit owned by Eurogas International and reclamation costs associated with its REB-3 well.

Interest expense incurred during 2010 was $2.2 million, substantially all of which relates to the interest and financing charges associated with the $80.0 million credit facility established in connection with the Acquisition (see “Liquidity and Capital Resources”).

During 2010, the Corporation recognized equity earnings of $4,000 (2009 – loss of $25,000) in respect of its investment in Escal. In addition, included in other comprehensive income during 2010 is an after-tax foreign exchange loss of $0.3 million (2009 – loss of $0.2 million), representing the Corporation’s share of foreign exchange differences arising on the translation of Escal’s operations to Canadian dollars.

Income Taxes
As at December 31, 2010, the Corporation’s net future income tax asset was $0.6 million (2009 - $0.3 million) and includes future income tax assets of $1.3 million (2009 - $0.5 million) offset by future income tax liabilities of $0.7 million (2009 – $0.2 million).

The Corporation is subject to tax on its Canadian operations. As the Corporation incurred a tax loss in 2010, and as a result of other changes in future tax assets, the Corporation recognized an income tax recovery of $0.8 million in 2010 compared to an income tax recovery of $0.1 million in 2009.

The Corporation’s Spanish and Tunisian operations are in the exploratory and development stage, with all project costs being deferred. Accordingly, there are no taxes incurred in respect of the Corporation’s foreign operations.

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Three months ended December 31, 2010 compared with the three months ended December 31, 2009
The Corporation incurred a net loss during the three months ended December 31, 2010 of $1.1 million, compared with a net loss of $0.9 million in the same period of the prior year.

During the fourth quarter of the current year, the Corporation earned revenues of $8.3 million from oil and gas sales, net of royalties, associated with the Lake Erie Assets. As these assets were acquired at the end of the second quarter of 2010, there are no comparative revenues in the fourth quarter of the prior year. Interest and other revenue was $0.2 million which, is comparable to the fourth quarter of the prior year. Cost of sales incurred during the fourth quarter of the current year were $2.9 million including $0.2 million of transportation costs.

General and administrative expenses incurred during the three months ended December 31, 2010 were $1.8 million, an increase of $0.8 million over general and administrative expenses of $1.0 million incurred during the three months ended December 31, 2009. The increase reflects the Acquisition of the Lake Erie Assets.

During the fourth quarter of 2010, the Corporation incurred interest costs of $0.9 million, essentially all of which relates to the $80.0 million credit facility established as part of the Acquisition. There were no material amounts of interest expense incurred in the fourth quarter of 2009.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Quarter ended:
	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
Revenues	$8,452	$8,201	$77	$102
Net loss
Operations, net of taxes	(1,172)	(351)	(1,385)	(1,036)
Equity participation	(1)	-	(1)	6
Non-controlling interest	30	6	63	66
	(1,143)	(345)	(1,323)	(964)
Funds provided by (used in) operations	1,766	1,821	1,251	(1,571)
Capital expenditures	2,796	2,315	807	1,225
Basic and fully diluted loss per share	$(0.01)	$-	$(0.01)	$(0.01)

	Quarter ended:
	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Revenues	$177	$315	$494	$535
Net loss
Operations	(962)	(794)	(968)	(592)
Equity participation	(4)	(2)	-	(19)
Non-controlling interest	45	39	67	32
	(921)	(757)	(901)	(579)
Funds provided by (used in) operations	(674)	(2,193)	445	(871)
Capital expenditures	404	1,082	1,983	91
Basic and fully diluted loss per share	$(0.01)	$-	$(0.01)	$-

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LIQUIDITY AND CAPITAL RESOURCES

Cash Resources Availability
At December 31, 2010, the Corporation had consolidated cash and short term investments aggregating $2.6 million. Included in the Corporation’s consolidated cash and short term balance was $1.1 million held directly by Eurogas International.

Lake Erie Assets, Ontario, Canada
On June 29, 2010, and in connection with the Acquisition of the Lake Erie Assets, the Corporation arranged for the establishment of an $80.0 million credit facility, including a $20.0 million operating facility. The credit facility was issued as a direct obligation of DELP, and was placed with a banking syndicate of Canadian chartered banks. The credit facility is structured as a revolving demand loan, and is subject to a tiered interest rate structure that varies based on the net debt to cash flow ratio generated from the Lake Erie Assets. The interest rate on the credit facility is initially set at prime plus 3% for loans and letters of credit or, for bankers’ acceptances, at the bankers’ acceptance rate plus 4%. The credit facility is secured against all of the Lake Erie Assets.

At December 31, 2010, the Corporation had drawn $62.4 million against the credit facility and as required by statute, it had further issued a letter of credit for $3.3 million in favour of the Ministry of Natural Resources in connection with future abandonment costs.

The Corporation anticipates that cash flows generated from ongoing operating activities, as well as amounts available pursuant to its credit facility will provide sufficient cash flow to support the ongoing working capital requirements related to the Lake Erie Assets into the foreseeable future.

Spain
ACS is responsible for providing equity and arranging project financing for the Castor Project, including providing all guarantees that may be required, from the day it became a majority shareholder, through development and construction and inclusion of the underground storage facility into the Spanish gas system. After the system is operational, the Corporation will be responsible for its proportionate share of any new capital investments, unless otherwise funded by Escal.

Project financing was completed in July 2010, providing Escal with a 10-year, €1.3 billion project financing through a syndicate of 19 banks. To provide security for the financing, CLP and ACS have each pledged their respective shares in Escal to the banking syndicate. Other than the pledging of its shares, CLP will not be required to provide any equity or debt funds or provide any warranties required by the project finance lenders. Notwithstanding any form by which ACS may fund Escal during the construction phase, CLP’s interest in Escal will at all times remain at 33.33%, and CLP will retain the right to 33.33% of all distributable cash flows.

Tunisia
At December 31, 2010, Eurogas International had cash and short term investments of $1.1 million. Eurogas International’s current cash resources are insufficient to meet its planned 2011 work program and accordingly, it is actively pursuing alternative financing options, including debt or equity issuances, potential farmout arrangements, and monetization of certain assets. There can be no assurance that Eurogas International will be successful in these initiatives.

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Outstanding Share Data
As at February 16, 2011, the Corporation had 156,118,453 common shares outstanding. The Corporation has also issued 3,215,000 stock options to acquire common shares of the Corporation with a weighted average exercise price of $0.81 as well as 355,000 deferred share units.

OFF BALANCE SHEET ARRANGEMENTS

In order to ensure the timely delivery of its oil and natural gas products, DELP has entered into transportation arrangements with several third-party service providers. In certain instances, the Corporation has provided guarantees to these third-party service providers for the payment of services provided to DELP.

At December 31, 2010, the Corporation had issued a letter of credit for $3.3 million in favour of the Ministry of Natural Resources in connection with future abandonment costs.

Eurogas International
In the event that Eurogas International does not complete its work commitments on the Sfax Permit (see “Preferred Share Interest in Eurogas International”), a compensatory payment of up to US$12 million (net US$5.4 million to Eurogas International) will be payable to the Tunisian regulatory bodies, less any amounts incurred by the joint venture in respect of the completion of its obligations.

COMMITMENTS

The Corporation has certain lease arrangements that were entered into in the normal course of operations. All leases are treated as operating leases and accordingly, lease payments are included in net operations as incurred. No asset or liability value has been assigned to these leases on the balance sheet at December 31, 2010.

The following table summarizes payments due for the next five years and thereafter in respect of the Corporation’s lease arrangements and other contractual obligations.

		Expected Payments Schedule
		2012 to	2014 to
	2011	2013	2015	Thereafter	TOTAL
Bank loan	$62,371	$-	$-	$-	$62,371
Asset retirement obligations	2,825	2,044	2,110	78,467	85,446
Risk management contracts	455	-	-	-	455
Office and equipment leases	99	181	4	-	284
	$65,750	$2,225	$2,114	$78,467	$148,556

The Corporation’s $80 million credit facility (see “Liquidity and Capital Resources - Cash Resources Availability”) is subject to renewal on May 31, 2011, after which the Corporation may request annual renewal periods, subject to approval by the lender. In the event that such renewals are not approved by the lender, amounts due under the credit facilities would be immediately due and payable.

At December 31, 2010, the total undiscounted amount of the estimated cash flows required to settle the Corporation’s asset retirement obligations was $85.4 million, including $1.8 million related to the obligations of Eurogas International. The Corporation anticipates that it will be required to fund $2.8 million of these abandonment and reclamation costs in 2011, including $1.8 million relating to asset retirement obligations of Eurogas International.

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The Corporation’s lease arrangements for premises included 5,260 square feet in downtown Calgary, Alberta. The future minimum lease payments, exclusive of operating costs and realty taxes, are included in the table above.

RELATED PARTY TRANSACTIONS

Other than those described in Note 15 to the 2010 Audited Consolidated Financial Statements, there are no other material related party transactions.

BUSINESS RISKS

There are a number of inherent risks associated with the Corporation’s activities and with its current stage of exploration and development. The following outlines some of the Corporation’s principal risks and their potential impact to the Corporation. If any of the following risks actually occur, the Corporation’s business may be harmed and the Corporation’s financial condition and results of operations may suffer significantly.

Exploration, Development and Production Risks
Oil and natural gas operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. There is no certainty that the expenditures incurred on our exploration properties will result in discoveries of commercial quantities of oil or gas. Without the continual addition of new reserves, existing reserves the Corporation may have at a particular time, and the production therefrom, will decline over time as such existing reserves are exploited. Future increases in the Corporation’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

There is no assurance that additional commercial quantities of oil or natural gas will be discovered or acquired by the Corporation or that, if discovered, will be accessible for extraction. Oil and gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Geological conditions are variable and unpredictable. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field-operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

Uncertainty of Reserve Estimates
The Corporation relied on external evaluation of reserves in its evaluation of the Acquisition of the Lake Erie Assets, along with internally generated analysis. The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. Therefore, reserves estimates are inherently uncertain. These evaluations include many factors and assumptions such as historical production from the properties, production rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, future prices of oil and natural gas, operating costs and the assumed effects of regulation by governmental agencies, all of which may vary materially from actual results and many of which are beyond the control of the Corporation. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification

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of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Development Projects
The Castor Project is not currently operational and is not anticipated to be operational within the next year. Furthermore, the Corporation has not previously carried on business in the gas storage industry. Development projects such as the Castor Project are subject to the successful completion of feasibility studies and the issuance of necessary government permits and regulatory approvals. In addition, once construction commences, the final amount of time required and costs involved to complete the project cannot readily be determined. The impact of each of these factors cannot be predicted, but the combination of these factors may affect the economic viability of the project.

Reliance on Operators, Management and Key Personnel
The Corporation’s business activities rely on the technical skills of the personnel involved. The Corporation is not the operator in the Castor Project in which it currently has an interest. To the extent that the Corporation is not the operator, the Corporation will be dependent on such operator for the timing of activities related to such projects and will largely be unable to direct or control the activities of the operator. The Corporation’s success will also be dependent, in part, upon the performance of its joint venture partner, key managers, service providers and consultants. Furthermore, competition for qualified personnel in the oil and natural gas industry is intense. Failure to retain the managers and consultants, or to attract or retain additional key personnel with the necessary skills and experience, could have a materially adverse impact upon the Corporation’s growth and profitability. The temporary suspension of Eurogas International’s Tunisian operations may impact its ability to retain and attract personnel, particularly if the suspension continues for a sustained period.

Cyclical Nature of Business
The Corporation's business is generally cyclical. Our operations are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely in recent years and are determined by supply and demand factors, including weather and general economic conditions. The exploration and development of oil and natural gas reserves are also dependent on access to areas where drilling is to be conducted. Seasonal weather variations, including freeze-up and break-up, will affect access in certain circumstances.

Economic Dependence
DELP has entered into significant contracts with a small number of customers for the sale of oil and gas. While it is not expected that the Corporation’s business will be affected by the renegotiation or termination of such contracts, should such customers terminate their arrangements with DELP and DELP is unable to negotiate similar arrangements with alternative purchasers, it could have a material impact on the operations of the Corporation. In addition, certain of the Corporation’s customers and potential customers are themselves exploring for oil and natural gas and the results of such exploration efforts could affect the Corporation’s ability to sell or supply oil or gas to these customers in the future.

Additional Funding Requirements
The business and operations of the Corporation, including the business and operations of DELP and Eurogas International, may require substantial additional capital in order to execute on any further exploration and development work.

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Eurogas International had $1.1 million in cash and short-term investments at December 31, 2010. Any additional funding required by Eurogas International would have to be accessed through debt or equity financings and/or bank borrowings, and there can be no assurance that such funding or borrowings would be available to Eurogas International.

In addition, bank borrowings that might be made available to Eurogas International are typically determined in part by the borrowing base of Eurogas International. Eurogas International currently has no material revenue sources. Eurogas International will need further development of its projects to establish a borrowing base, based on proven reserves. If the temporary suspension of Eurogas International’s Tunisian operations continues for a sustained period, the ability to proceed with its activities may be impaired.

Permits and Licenses
In connection with its operations, the Corporation is required to obtain permits, and in some cases, renewals of permits from relevant authorities in the geographic segments in which it operates. In addition, the Corporation may also be required to obtain licenses and permits from government agencies in other foreign jurisdictions. The ability of the Corporation to obtain, sustain or renew such permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. Further, if permits and licenses, or renewals thereof, are not issued to the Corporation or unfavourable restrictions or conditions are imposed on the Corporation’s drilling activities, there is a possibility it will not be able to conduct its operations as planned. Alternatively, failure by the Corporation to comply with the terms of permits or licenses might result in the suspension or termination of operations and subject the Corporation to monetary penalties or restrictions on operations. At December 31, 2010, the Corporation’s permits were in good standing.

Foreign Operations
The Corporation’s operations and investments are subject to special risks inherent in doing business in other countries, including Spain and Tunisia. These risks may involve matters arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies, foreign exchange fluctuations and controls, access to capital markets, civil disturbances and deprivation or unenforceability of contract rights or the taking of property without fair compensation. In particular, the temporary suspension of Eurogas International’s activities in Tunisia and the declaration of a Force Majeure resulting from political unrest described under “Significant Projects” above, may have a material adverse effect upon the Corporation’s Tunisian operations until such time as operations resume. Foreign properties, operations and investments may also be adversely affected by local political and economic developments, including nationalization, laws affecting foreign ownership, government participation, royalties, duties, rates of exchange, exchange controls, currency fluctuations, taxation and new laws or policies as well as bylaws and policies of Canada affecting foreign trade, investment and taxation.

The Corporation’s operations are also subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In the event of a dispute arising from international operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Corporation operates in such a manner as to minimize and mitigate its exposure to these risks, however there can be no assurance that the Corporation will be successful in protecting itself from the impact of all of these risks.

Availability of Drilling Equipment and Access
The Corporation’s activities are dependent on the availability of drilling and related equipment, some of which is leased from third parties, in the particular areas where such activities will be conducted. Demand for such specialized equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. In addition, equipment failures may occur which could result in injuries and/or exploration and development delays.

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Competition
The petroleum industry is competitive in all its phases. The Corporation competes with numerous other participants in the search for the acquisition of oil and natural gas properties. Many of the Corporation’s competitors have financial resources, personnel and facilities available to them that are substantially larger than that of Eurogas. The Corporation’s ability to find, and in the future increase, reserves will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploration and evaluation. Competitive factors in the distribution and marketing of oil and natural gas include price and reliability of the methods of delivery. Competition may also be presented by alternate fuel sources.

Environmental Concerns
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. The Corporation’s activities are subject to environmental legislation in the jurisdictions in which it operates. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the imposition of fines or other penalties, some of which may be material. Should the Corporation be unable to fully remedy the cost of a breach of environmental laws, the Corporation or its operators may be required to suspend operations or enter into compliance measures pending completion of the required remedy. In certain circumstances, the Corporation may be required to obtain approval of environmental impact assessments.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, the enactment of new environmental laws may result in a curtailment of current activities or a material increase in the future costs of production, development or exploration activities or otherwise adversely affect the Corporation’s financial condition or results of operations.

Climate Change
The Corporation will be required to comply with the regulatory scheme for greenhouse gas (“GHG”) emissions ultimately adopted by the Canadian federal government, which are now expected to be consistent with the regulatory scheme for GHG emissions adopted by the United States. The direct or indirect costs of these regulations may have a material adverse effect on the Corporation’s business, financial condition, results of operations and prospects. The future implementation or modification of GHG regulations, whether to meet the limits required by the Kyoto Protocol, the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Corporation. Given the evolving nature of the debate related to climate change and the control of GHG and resulting requirements, it is not possible to predict the impact on the Corporation and its operations and financial condition.

Volatility of Commodity Prices
Oil and natural gas prices fluctuate significantly in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty, political and economic developments around the world and a variety of other factors that are beyond the Corporation’s control.

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The Corporation’s financial performance is highly sensitive to prevailing prices of oil and natural gas. Fluctuations in oil or natural gas prices could have a material adverse effect on the Corporation’s operations and financial condition, the value of its reserves and its level of spending for oil and gas exploration and development. Any prolonged period of low oil and natural gas prices could result in a decision by the Corporation to suspend or terminate exploration or production, as it may become economically unfeasible to explore for and/or produce oil or natural gas at such prices.

Hedging Activities
If the Corporation’s properties produce commercial quantities of oil or natural gas, the Corporation may, from time to time, enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases.

No History of Earnings
Within the last five years, the Corporation had no history of earnings with respect to its activities, and there is no assurance that its material properties will generate earnings, operate profitably or provide a return on investment in the future. The Corporation has not paid any dividends on its outstanding common shares. Payment of dividends in the future, if any, will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other considerations as the Board considers relevant.

Accounting Write-downs as a Result of GAAP
The Corporation uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from the Corporation’s proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in our consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the price of the common shares of the Corporation.

Title to Properties
Although title reviews have been done and will continue to be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Corporation, which could result in a reduction of the revenue received by the Corporation.

Potential Conflicts of Interest
Certain of the directors of the Corporation are also directors or officers of companies that are in competition with the interests of the Corporation. No assurances can be given that opportunities identified by such board members will be provided to the Corporation.

Taxation
The Corporation may be subject to taxation in the jurisdictions in which it operates. Any changes in tax legislation and practice in these jurisdictions could adversely affect the Corporation.

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Insurance, Health and Safety
The Corporation’s oil and natural gas exploration and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damages, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable.

The Corporation has a health, safety, security, environmental and operational integrity process to mitigate these risks. The Corporation also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Corporation that management believes to be acceptable. The Corporation believes its liability and property insurance is appropriate to its business and consistent with common industry practice. Such insurance will not provide coverage in all circumstances or may not provide sufficient coverage where liabilities exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations. The events resulting in the declaration of a Force Majeure may impact insurance rates and deductibles applicable to Eurogas International.

Litigation Risk
The legal risks facing the Corporation, its directors, officers and/or employees include potential liability for violations of environmental laws, health and safety laws, securities laws, damage claims for worker exposure to hazardous substances and for accidents causing injury or death. It is also possible that litigation and in particular class action litigation may increase in Canada as a result of the introduction of the secondary market civil liability regime. Litigation risk cannot be eliminated, even if there is no legal cause of action. Although the Corporation maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that legal liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect on its financial condition. The events resulting in a declaration of a Force Majeure may increase the legal risks facing Eurogas International.

Labour Costs and Labour Relations
Labour costs constitute a significant portion of the operating costs. There can be no assurance that the Corporation will be able to maintain such costs at levels which do not negatively affect its business, results from operations and financial condition. To the extent that labour costs are subject to a collective bargaining agreement, there can be no assurance that future agreements with the employees' unions or the outcome of arbitrations will be on terms consistent with expectations or comparable to agreements entered into by competitors. Any future agreements or outcome of negotiations, mediations or arbitrations including in relation to wages or other labour costs or work rules may result in increased labour costs or other charges, which could have a material adverse effect on the Corporation’s business results from operations and financial condition. A portion of the Corporation’s employees are unionized and their long-term collective bargaining agreement will expire on June 30, 2013. However, there can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in the Corporation’s operations during the term of the collective bargaining agreement.

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Tunisia
Eurogas International capitalized all costs associated with the exploration and evaluation of its Tunisian activities. The recovery of these costs is contingent on the existence of economically recoverable reserves and future profitable production. The business and operations of Eurogas International may require substantial additional capital in order to execute any further exploration and development work.

Geo-Political Risks
The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation is, and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of the Corporation's net production revenue. In addition, the Corporation's oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of the Corporation's properties, wells or facilities are the subject of a terrorist attack, it may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Dilution
The Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Corporation which may be dilutive.

Management of Growth
The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Aboriginal Claims
Aboriginal peoples have claimed aboriginal title and rights to portions of Canada. The Corporation is not aware that any claims have been made in respect of its Canadian properties and assets. However, if a claim arose and was successful, such claim may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Volatility of Share Price
As the common shares of the Corporation are listed on the TSX, factors such as announcements of quarterly variations in operating results, or new actions by competitors of the Corporation, as well as market conditions in the oil and gas industry may have a significant impact on the market price of the Corporation’s common shares. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operations of particular companies. Share prices for several companies in the oil and gas industry in particular have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active public market will be sustained for the common shares of the Corporation.

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Royalties and Incentives
In addition to federal regulation, each province has legislation and regulations which govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty like interests are, from time to time, carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Regulatory Matters
Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase the Corporation's costs, any of which may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects. In order to conduct oil and gas operations, the Corporation will require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different from the way they would affect other oil and natural gas companies of similar size. Given the events resulting in the declaration of a Force Majeure, there can be no assurance that Eurogas International will be able to resume operations under its current licenses and permits or extend operations when such licenses and permits expire.

Global Financial Crisis
Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and continued in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Although economic conditions improved towards the latter portion of 2009 and throughout 2010, these factors have negatively impacted valuations and may impact the performance of the global economy going forward.

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Prices, Markets and Marketing
The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation is and will continue to be affected by numerous factors beyond its control. The Corporation's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets.

The Corporation may also be affected by operational problems affecting such pipelines and facilities as well as extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Any material decline in prices could result in a reduction of the Corporation's net production revenue. The Corporation might elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Corporation's expected net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of factors beyond the control of the Corporation. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries (OPEC), governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Corporation's business, financial condition, results of operations and prospects.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions
The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired businesses may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services.

Information System Risk
Eurogas depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

This management’s discussion and analysis of the Corporation’s financial condition and the results of its operations are based upon the consolidated financial statements of the Corporation. These statements have been prepared in accordance with Canadian GAAP. The preparation of these consolidated financial statements requires the Corporation to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on historical experience and on various other assumptions that the Corporation believes are reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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The most critical accounting policies are those that the Corporation believes are the most important in portraying its financial condition and results of operations and those that require the most subjectivity and estimates by management. A summary of the Corporation’s significant accounting policies applied during 2010 are included in Note 1 to the 2010 Audited Consolidated Financial Statements. A discussion of some of the more significant judgments and estimates made by management are as follows:

Oil and Natural Gas Reserves
The Corporation’s oil, natural gas and natural gas liquids reserves are estimated by management and are evaluated and reported on by independent petroleum engineering consultants in accordance with Canadian Securities Administrators’ National Instrument 51-101. The process of estimating reserves requires significant judgment in evaluating and assessing available geological, geophysical, engineering, and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty. The evaluation of recoverable reserves is an ongoing process impacted by current production, continuing development activities and changing economic conditions.

The Corporation uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is depleted using the unit-of-production method based on estimated proved reserves.

The carrying value of property, plant and equipment is reviewed at least annually for impairment. Impairment occurs when the carrying value of assets is not recoverable by the future undiscounted cash flows. The Corporation’s impairment models are based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions.

Should the estimate relating to the volume of reserves be materially different than amounts subsequently determined, it could have a material impact on the Corporation’s recorded amount of depletion and depreciation, and in the determination of impairment.

Recoverability of Deferred Exploration Costs
The Corporation is currently in the exploration and evaluation stage in Tunisia and capitalizes all associated costs. The recovery of the recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.

The Corporation is required to review the carrying value of its deferred exploration costs for potential impairment. Impairment is indicated if the carrying value of the Corporation’s deferred exploration costs is not recoverable. If impairment is indicated, the amount by which the carrying value of deferred exploration costs exceeds their estimated fair value is charged to earnings.

Impairment during the exploration and evaluation phase is based on an assessment of certain factors including, but not limited to, the interpretation of geological, geophysical and seismic data, the Corporation’s financial ability to continue exploration and evaluation activities, contractual issues with joint venture partners, the impact of government legislation and political stability in the region, and the impact of current and expected future oil prices to potential reserves.

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Asset Retirement Obligations
The Corporation is required to provide for future abandonment and site restoration costs. The Corporation must estimate these costs in accordance with existing laws, contracts and other policies. The estimate of future removal and site restoration costs involves a number of estimates relating to timing of abandonment, costs associated with the abandonment and site restoration, and review of potential abandonment methods. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material.

Economic Viability of Activities in Spain
Activities in Spain are in the pre-development phase. All pre-development costs relating to the Castor Exploration Permit in Spain are capitalized by Escal. The recovery of these costs is dependent upon the economic viability of the underground natural gas storage project and the remuneration program in place by the Spanish authorities.

Income Tax
The determination of the Corporation’s income and other tax liabilities requires interpretation of complex laws and regulations, which can involve multiple Canadian and international jurisdictions. All tax filings are subject to audit and potential reassessment after a lapse of considerable time. Future tax assets and liabilities are booked using substantively enacted future income tax rates, which include rate reductions over several years. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

Fair Value of Financial Instruments
Financial instruments are recorded on the consolidated balance sheet at values that are representative of or approximate fair value. Management uses judgment in its assessment of fair values and imprecision in determining fair value may affect the amount of net earnings recorded for a particular investment in a particular period. The Corporation believes that its estimates of fair value are reasonable and appropriate. The Corporation reviews assumptions relating to financial instruments on an ongoing basis to ensure that they continue to be appropriate.

Stock Based Compensation
The Corporation may utilize stock based compensation, including stock option awards or deferred share units, as a retention tool for employees and key executives. When such awards are granted, the Corporation measures the fair value of the award and amortizes it over the vesting period. The Corporation makes a variety of assumptions in calculating this fair value. The Corporation has not factored in a forfeiture rate for awards that may be cancelled before vesting criteria are met. Furthermore, the Corporation uses a binomial option pricing model in determining the fair value of stock options at the date of grant, which subsequently determines the amount of stock based compensation expense. The application of this model itself requires estimates that may not be ultimately correct. Management assumes that it will settle stock based compensation through equity.

Consolidation of Variable Interest Entities
The Corporation is required to consolidate any variable interest entities in which it is the primary beneficiary. An entity is a variable interest entity when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; or (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the variable interest entity’s expected losses or is entitled to a majority of the variable interest entity’s expected residual returns, or both.

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A significant amount of judgment is required in assessing whether an entity is a variable interest entity and whether the Corporation is the primary beneficiary of a variable interest entity. The Corporation uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a variable interest entity, and if required, to analyze and calculate the expected losses and the expected residual returns.

The Corporation has determined that its Preferred Share interest in Eurogas International meets the definition of a variable interest entity in which the Corporation is the primary beneficiary. Accordingly, the accounts and results of Eurogas International are included in the Corporation’s consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Institute of Chartered Accountants’ Accounting Standards Board (the “Canadian AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011. The implementation of IFRS will apply to the Corporation’s interim and annual consolidated financial statements beginning on January 1, 2011, including the restatement of comparative amounts for 2010. IFRS uses a conceptual framework similar to Canadian GAAP. However, there may be significant differences in certain matters of recognition, measurement and disclosure that may materially impact the Corporation’s consolidated financial statements.

The following disclosure provides a comprehensive discussion of the key standards under IFRS that management believes will have the most significant impact to the Corporation’s consolidated financial statements. As a result of the Acquisition of the Lake Erie Assets, the discussion includes both the impact of key standards under IFRS to the Corporation’s consolidated statement of financial position as at January 1, 2010 (the “Transition Date”), as well as the impact of these key standards to the Acquisition of the Lake Erie Assets and the underlying business activities. The quantification of the amounts that resulted from the differences between Canadian GAAP and IFRS relating to these key standards, where identified below, are based on management’s estimates and decisions, and are subject to further internal review and audit by the Corporation’s external auditors.

Analysis of IFRS Accounting Policies Affecting the Consolidation of Eurogas International

IAS 27: Consolidated and Separate Financial Statements
Canadian GAAP requires that an entity assess whether it should consolidate another entity using two different frameworks: the variable interest entity model and the voting control model. Under IFRS, the appropriateness of consolidating an entity is based solely on control, which is defined as the power to govern the financial and operating policies of an entity to obtain benefit. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, but also exists when the parent owns half or less of the voting power but has legal or contractual rights to control, or where it has de facto control.

Under Canadian GAAP, Eurogas International met the definition of a variable interest entity in which the Corporation was the primary beneficiary because of the nature of its holdings in the Preferred Shares. Accordingly, the Corporation consolidated Eurogas International for financial reporting purposes. The Corporation has completed an analysis of whether its Preferred Share interest in Eurogas International meets the definition of control as required for consolidation under IFRS and concluded that it does not have the ability to govern the financial and operating policies of Eurogas International. As a result, on the Transition Date, the Corporation will no longer consolidate the accounts of Eurogas International.

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Following the deconsolidation of the accounts of Eurogas International, the Corporation’s Preferred Share investment in Eurogas International will be recognized on the Corporation’s consolidated balance sheet as a financial asset and will be classified as a loan receivable. The Preferred Share investment will be included on the Corporation’s consolidated balance sheet at amortized cost, and will be subject to impairment testing in accordance with IAS 39: Financial Instruments: Recognition and Measurement.

IAS 39 requires an assessment of impairment, generally determined by comparing the carrying amount of the loan receivable against the discounted value of estimated future cash flows. The Corporation has determined that, at January 1, 2010, the Corporation’s investment in the Preferred Shares of Eurogas International and the related dividends receivable are impaired and accordingly, the Corporation anticipates providing $28 million against its carrying value upon transition to IFRS, with a corresponding increase in the Corporation’s deficit.

Analysis of Other IFRS Accounting Policies Affecting the Corporation at the Transition Date

The IFRS changes as described below relate exclusively to the accounts of the Corporation after the deconsolidation of Eurogas International as outlined above.

IFRS 1: First-time Adoption of IFRS
IFRS 1 provides the framework for the first-time adoption of IFRS and specifies that, in general, an entity shall apply the principles under IFRS retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS from Canadian GAAP should be directly recognized in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided for under IFRS 1. While IFRS 1 includes a number of optional exemptions, the following discussion addresses only those that have been elected by the Corporation in the preparation of its opening consolidated statement of financial position as at the Transition Date:

  Cumulative Translation Differences – IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. This will result in the exclusion of translation differences that arose prior to the Transition Date from gains and losses on a subsequent disposal of a foreign operation. The Corporation elected this exemption, which reduced cumulative translation amounts of $0.3 million to zero at the Transition Date with a related decrease in the deficit.

  Share-based payments – Under IFRS 1, a first-time adopter is not required to apply IFRS 2: Share-based Payments to equity instruments granted on or before November 7, 2002 or granted after November 7, 2002 but vested at the date of transition. The Corporation elected this exemption and will only apply IFRS 2 to those equity instruments that include not-vested tranches as at January 1, 2010. On completion of its analysis, the Corporation concluded that the difference in share-based compensation expense under Canadian GAAP and IFRS is nominal and accordingly, there are no adjustments relating to stock-based compensation on the Transition Date.

IFRS 2: Share-based Payments
Equity-settled share-based payments are measured at grant-date fair value under both IFRS and Canadian GAAP. However, there are differences related to the timing of stock-based compensation expense recognition under the respective standards. The Corporation has identified the specific differences in accounting for share-based payments under IFRS and amended its models for the recognition of compensation under its share-based payment arrangements. The Corporation does not anticipate that these changes will have a significant impact to the Corporation’s consolidated financial results.

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The Impact of IFRS to the Acquisition of the Lake Erie Assets

IFRS 3: Business Combinations
Under Canadian GAAP, the Acquisition of the Lake Erie Assets completed in June 2010 was accounted for as an asset acquisition with the aggregate purchase price paid, including related transaction costs, allocated to the net assets acquired based on an estimate of their underlying fair values.

Under IFRS 3, the conclusion as to whether an acquired set of activities and assets is an acquisition of a business as defined under IFRS, may lead to significantly different accounting results. If an acquired set of activities and assets does not meet the definition of a business, the transaction would be accounted for as an asset acquisition, consistent with Canadian GAAP. If however, the acquired set of activities and assets meets the definition of a business, the transaction should be accounted for as a business combination.

IFRS 3 defines a business as an integrated set of activities and assets that, together, are capable of being conducted and managed for the purpose of providing a return to owners. To be considered a business under IFRS 3, the underlying transaction must demonstrate three characteristics; it must be comprised of inputs or assets; it must include processes that, when applied to the inputs or assets, have the ability to create outputs; and it must demonstrate the ability to generate outputs or potential outputs in the form of returns to owners.

Management has concluded that the nature of the Lake Erie Assets meets the definition of a business pursuant to IFRS 3 and, as such, it will be required to account for the Acquisition as a business combination under IFRS, rather than an asset acquisition as is appropriate under Canadian GAAP. The Corporation has reviewed the implications of IFRS 3 to the allocation of the purchase price of the Lake Erie Assets and concluded that the only significant difference will be in the accounting for transaction costs of approximately $3.1 million. Under Canadian GAAP, these transaction costs were included in the purchase price and allocated to the various assets acquired. Under IFRS 3, these transaction costs will be expensed in the periods in which they are incurred. Accordingly, the value of oil and natural gas rights included in property, plant and equipment, as recognized on the date of the Acquisition will be reduced by $3.1 million, with a corresponding increase to the Corporation’s deficit. The depletion charge for 2010 will be adjusted accordingly.

Impact of IFRS to Property, Plant and Equipment Subsequent to the Acquisition of the Lake Erie Assets

IFRS 6: Exploration for and Evaluation of Mineral Interests
IFRS 6 was introduced as a temporary standard for the extractive industry until a more comprehensive review of the underlying standard is completed. IFRS 6 segregates capital expenditures into different phases:

(i)

Pre-exploration costs are costs incurred by the Corporation before it obtains the legal right to explore an area. Under Canadian GAAP and full cost accounting, these costs are capitalized, whereas IFRS requires that these costs be expensed as incurred.

(ii)

Exploration and evaluation costs are costs incurred after the pre-exploration phase but before technical feasibility and commercial viability has been determined. Under Canadian GAAP and full cost accounting, these costs are capitalized. IFRS provides the Corporation with the option of expensing these costs as incurred, or deferring these costs until technical feasibility and commercial viability has been determined, at which point they are transferred to the development and production phase and allocated to specific projects.

(iii)

Post-exploration development and production costs are costs incurred after technical feasibility and commercial viability have been determined. Accounting for post-exploration costs are subject to the guidance provided in IAS 16: Property, Plant and Equipment (see below).

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On implementation of IFRS, exploration and evaluation costs acquired and subsequently incurred as part of the Acquisition of the Lake Erie Assets will be reclassified on the consolidated balance sheet. These costs include the book value of undeveloped land that relates to exploration properties. Under Canadian GAAP, these costs have been included in property, plant and equipment. Exploration and evaluation activities will not be depleted, but must be assessed for impairment.

IAS 16: Property, Plant and Equipment
IFRS requires significant components of property, plant and equipment for which different depreciation methods or rates are applicable, to be depreciated separately. For assets that are depleted using the unit of production method, IFRS provides the option to base the depletion calculation using either proved reserves or proved and probable reserves. The Corporation has concluded that it will continue to base its depletion calculation on proved reserves.

IAS 36: Impairment of Assets
Under Canadian GAAP and full cost accounting, impairment tests for property, plant and equipment were performed based on expected recoverability of costs in each geographic area through the full cost ceiling test. For purposes of impairment testing, IFRS requires that property, plant and equipment be segregated into cash generating units (“CGUs”) which are defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment calculations will be performed at the CGU level using either proved or proved plus probable reserves.

Canadian GAAP does not permit the reversal of impairment losses. Under IFRS, if the conditions giving rise to impairment losses have reversed, impairment losses previously recorded would also be reversed.

IAS 37: Provisions, Contingent Liabilities and Contingent Assets
Under IFRS terminology, asset retirement obligations are referred to as decommissioning liabilities. Accounting for decommissioning liabilities falls under the requirements of IAS 37. Under IFRS, both constructive and legal obligations must be assessed in determining the amount of the decommissioning liability. While only legal obligations were required under Canadian GAAP, constructive obligations were also permitted. The Corporation has historically included both legal and constructive obligations in its estimate of decommissioning liabilities.

Consistent with Canadian GAAP, decommissioning liabilities under IFRS are recorded in the consolidated financial statements on a discounted basis. Under IFRS, the Corporation will be required to re-measure its decommissioning liability in order to recognize market interest changes in the discount rate as at each period end. Under Canadian GAAP, the existing present value of the estimated liability does not require subsequent adjustment for market interest changes in the discount rate. IFRS requires that the Corporation review the carrying amount of its decommissioning liability at each balance sheet date and adjust to reflect the current amount that the Corporation would rationally pay to settle the present obligation or to transfer it to a third party on the balance sheet date. Typically, this is reflected by applying the current risk free interest rate as the appropriate discount rate in determining the value of the decommissioning liability.

In accordance with IFRIC 1: Changes in Decommissioning Liabilities, Restoration and Similar Liabilities, the effect of any changes to an existing decommissioning liability as a result of changes in market interest rates is added to or deducted from the cost of the related asset. The effect of these adjustments to the related assets will be depleted using the unit of production method, based on the latest available estimation of proved reserves.

The Corporation is currently completing the calculation of its decommissioning liability in respect of the Lake Erie Assets using an appropriate market interest rate.

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Internal Controls and Information Technology Systems
The impact on internal controls and information technology systems continues to be assessed in light of changes in both transaction-level accounting policies and changes in financial reporting disclosure requirements. Required changes identified to date are limited to the more granular tracking of oil and natural gas assets that will be required to address impairment testing and presentation and disclosure under IFRS. Management anticipates only minor updates to its internal controls and information technology systems to accommodate these changes.

Financial Reporting Expertise
The Corporation’s senior financial personnel, and those who have ongoing financial reporting responsibilities have participated extensively in the Corporation’s IFRS conversion process and have accumulated considerable knowledge of IFRS as it relates to the Corporation. The Corporation will continue to provide educational training sessions to facilitate compliance with changes in IFRS as they evolve.

Management has provided the Audit Committee with a review of the conversion project, including an overview of the project structure and the timeline for IFRS implementation, as well as an overview of the key areas of potential financial reporting impact.

Next Steps
Having completed its assessment of the effects of IFRS to its opening consolidated balance sheet on the Transition Date, the Corporation is now in the process of ensuring the accurate restatement of its interim and annual consolidated financial statements as at and for the year ended December 31, 2010. The Corporation is also actively engaged in the determination of appropriate disclosures under IFRS.

CONTROLS AND PROCEDURES

At December 31, 2010, the Corporation was a TSX-Venture issuer and as such, the Corporation’s officers are not required to certify the design and evaluation of the operating effectiveness of the Corporation’s disclosure controls and procedures or its internal control over financial reporting in respect of the year ended December 31, 2010.

The Corporation maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In addition, the Chief Executive Officer and Chief Financial Officer have designed controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in compliance with Canadian GAAP.

The Chief Executive Officer and Chief Financial Officer of the Corporation have also evaluated whether there were changes to the Corporation’s internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting. The Acquisition of the Lake Erie Assets in June 2010 significantly altered the business operations of the Corporation, which now encompasses development and production activities in the oil and natural gas industry. By necessity, the Corporation has updated and enhanced its existing internal control over financial reporting to address these changes in business operations.

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It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, there are inherent limitations in all internal control systems and no disclosure controls and procedures or internal control over financial reporting will provide complete assurance that no future errors or fraud will occur. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system is met.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that reflect management’s expectations regarding the Corporation’s future growth, results of operations, performance, business prospects and opportunities. Forward-looking statements include future-oriented financial information, within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario).

Certain information set forth in this MD&A, including management's assessment of the Corporation’s future plans and operations, contains forward-looking statements. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and may include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In particular, forward-looking statements contained in this document include, but are not limited to, statements with respect to: financial and business prospects and financial outlook; performance characteristics of the Corporation’s oil and natural gas properties; oil and natural gas production levels and reserve estimates; the quantity of oil and natural gas reserves and recovery rates; the Corporation’s capital expenditure programs; supply and demand for oil and natural gas and commodity prices; drilling plans and strategy; availability of rigs, equipment and other goods and services; expectations regarding the Corporation’s ability to raise capital and continually add to reserves through acquisitions, exploration and development; treatment under government regulatory regimes and tax laws; anticipated work programs and land tenure; the granting of formal permits, licences or authorities to prospect; the timing of acquisitions; and the realization of the anticipated benefits of the Corporation’s acquisitions and dispositions. In addition, statements relating to "reserves" or "resources" are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Corporation’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management and labour and labour relations generally, health and safety risks, stock market volatility, the ability to access sufficient capital from internal and external sources and other risk factors discussed or referred to in the section entitled “Business Risks” and other documents filed from time to time with the securities administrators, all of which may be accessed at www.sedar.com. These statements are only predictions, not guarantees, and actual events or results may differ materially. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

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Forward-looking statements and other information contained herein concerning the oil and gas industry and the Corporation’s general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Corporation is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

In addition, a number of assumptions were made by the Corporation in connection with certain forward-looking information and forward-looking statements for 2011 and beyond included in this MD&A. These assumptions include: the impact of increasing competition; the general stability of the economic and political environment in which the Corporation operates; the timely receipt of any required regulatory approvals; the ability of the Corporation to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects in which the Corporation has an interest to operate such projects in a safe, efficient and effective manner; the ability of the Corporation to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and/or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Corporation to secure adequate product transportation; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Corporation operates; the ability of the Corporation to successfully market its oil and natural gas products; estimates on global industrial production in key geographic markets; global oil and natural gas demand and supply; that the Corporation will not have any labour, equipment or other disruptions at any of its operations of any significance in 2011 other than any planned maintenance or similar shutdowns and that any third parties on which the Corporation is relying will not experience any unplanned disruptions; that the reports it relies on for certain of its estimates are accurate; and that the above mentioned risks and the risk factors described elsewhere in this MD&A do not materialize.

The Corporation’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what resulting benefits the Corporation will derive. The forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying management’s reasonable belief of the direction of the Corporation and may not be appropriate for other purposes. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INFORMATION CONCERNING EUROGAS CORPORATION

Additional information relating to Eurogas Corporation, including a copy of the Corporation’s Annual Information Form, may be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.eurogascorp.com.

Toronto, Ontario
February 16, 2011

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